                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549

                                SCHEDULE 13G/A-2

                    Under the Securities Exchange Act of 1934


                             DPAC TECHNOLOGIES CORP.
                    (FORMERLY, DENSE-PAC MICROSYSTEMS, INC.)
        -----------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                   248719-30-4
                    -----------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 2002
                    -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

CUSIP NO.  248719-30-4

1.       NAME OF REPORTING PERSON

                  EUROVENTURES BENELUX I B.V., IN LIQUIDATION

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


  NUMBER OF            5.     SOLE VOTING POWER -          0
    SHARES
 BENEFICIALLY          6.     SHARED VOTING POWER -        76,500
   OWNED BY
EACH REPORTING         7.     SOLE DISPOSITIVE POWER -     0
 PERSON WITH
                       8.     SHARED DISPOSITIVE POWER -   76,500


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  76,500 SHARES OF COMMON STOCK

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  LESS THAN 1%

12.      TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13G

CUSIP NO. 248719-30-4

1.       NAME OF REPORTING PERSON

                  EUROVENTURES BENELUX II B.V.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


  NUMBER OF           5.     SOLE VOTING POWER -           0
    SHARES
 BENEFICIALLY         6.     SHARED VOTING POWER -         2,278,800
   OWNED BY
EACH REPORTING        7.     SOLE DISPOSITIVE POWER -      0
 PERSON WITH
                      8.     SHARED DISPOSITIVE POWER  -   2,278,800


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,278,800 SHARES OF COMMON STOCK

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                   [ ]


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  10.9%

12.      TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13G

CUSIP NO. 248719-30-4

1.       NAME OF REPORTING PERSON

                  EUROVENTURES BENELUX TEAM B.V.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (A) [X]
                  (B) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION - NETHERLANDS


  NUMBER OF          5.     SOLE VOTING POWER -           0
    SHARES
 BENEFICIALLY        6.     SHARED VOTING POWER -         2,355,300
   OWNED BY
EACH REPORTING       7.     SOLE DISPOSITIVE POWER -      0
 PERSON WITH
                     8.     SHARED DISPOSITIVE POWER -    2,355,300


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,355,300 SHARES OF COMMON STOCK

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                  [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  11.2%

12.      TYPE OF REPORTING PERSON - CO

                                  SCHEDULE 13G

CUSIP NO. 248719-30-4

1.       NAME OF REPORTING PERSON

                  EBTB II B.V.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) [X]
                  (b) [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION - Netherlands


  NUMBER OF            5.     SOLE VOTING POWER -         0
    SHARES
 BENEFICIALLY          6.     SHARED VOTING POWER -       2,355,300
   OWNED BY
EACH REPORTING         7.     SOLE DISPOSITIVE POWER -    0
 PERSON WITH
                       8.     SHARED DISPOSITIVE POWER -  2,355,300


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,355,300 shares of Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  11.2%

12.      TYPE OF REPORTING PERSON - CO

ITEM 1(A) NAME OF ISSUER:

     DPAC Technologies Corp. (formerly, Dense-Pac Microsystems, Inc.), a California corporation (the "Company").

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2(A) NAME OF PERSON FILING:

     This Schedule 13G is filed by EBTB II B.V. ("EBTB"), Euroventures Benelux Team B.V. ("Team"), Euroventures Benelux I B.V., in liquidation ("Euroventures I") and Euroventures Benelux II B.V. ("Euroventures II") (individually or collectively, the "Reporting Persons").

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     Each Reporting Person's address is Excelsiorlaan 13, B-1930, Zaventem, Belgium..

ITEM 2(C) CITIZENSHIP:

     Each Reporting Person is a corporation organized under the laws of the Netherlands.

ITEM 2(D) TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(E) CUSIP NUMBER: 248719-30-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) - (j) - Not applicable

     If this statement filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP:

     The beneficial ownership of the Company's Common Stock by each Reporting Person is as follows:



                                Euroventures I         Euroventures II           Team               EBTB
-----------------------------------------------------------------------------------------------------------
Sole Power to Vote                     0                      0                    0                  0
-----------------------------------------------------------------------------------------------------------
Shared Power to Vote (1)            76,500                2,278,800            2,355,300          2,355,300
-----------------------------------------------------------------------------------------------------------
Sole Power to Dispose                  0                      0                    0                  0
-----------------------------------------------------------------------------------------------------------
Shared Power to Dispose (1)         76,500                2,278,800            2,355,300          2,355,300
-----------------------------------------------------------------------------------------------------------
Total Shares Beneficially           76,500                2,278,800            2,355,300          2,355,300
Owned (1)
-----------------------------------------------------------------------------------------------------------
% of Class (2)                   less than 1%               10.9%                11.2%              11.2%
-----------------------------------------------------------------------------------------------------------


---------------
(1) Team is the investment manager of Euroventures II and has voting and investment power over such fund's shares. EBTB is the sole shareholder of Team. EBTB has a 0.13% and 6.25% direct voting interest in each of Euroventures I and Euroventures II, respectively, and is a Class B shareholder of each fund. Team and EBTB are shown as having beneficial ownership of all shares owned by both Euroventures I and Euroventures II, but each of Team and EBTB disclaims beneficial ownership of any such shares which exceed their respective pecuniary interests in such funds.

(2) Based on 20,987,914 shares outstanding on November 30, 2002, as stated in the Company's Form 10-Q filed with the SEC on January 13, 2003.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     The shareholders (including EBTB) of each of Euroventures I and Euroventures II, which are venture capital funds, will have the right to receive proceeds from the sale of the Common Stock upon the liquidation of each of such funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.

                                     EUROVENTURES BENELUX TEAM, B.V.



Date: April 9, 2003                   /s/ Martijn Kleijwegt
                                     -------------------------------------------
                                     Martijn Kleijwegt, Executive Director



                                     EUROVENTURES BENELUX I B.V., in liquidation



Date: April 9, 2003                   /s/ Johan Ulens
                                     -------------------------------------------
                                     Johan Ulens, Liquidator



                                     EUROVENTURES BENELUX II B.V.



Date: April 9, 2003                   /s/ Martijn Kleijwegt
                                     -------------------------------------------
                                     Martijn Kleijwegt, Executive Director of
                                     Euroventures Benelux Team B.V., Managing
                                     Director of Euroventures Benelux II B.V.



                                     EBTB II B.V.


Date: April 9, 2003                   /s/ Martijn Kleijwegt
                                     -------------------------------------------
                                     Martijn Kleijwegt, Executive Director